September 22, 2025

Nina Pyndiah
Chief Financial Officer
C3is Inc.
331 Kifissias Avenue
Erithrea 14561 Athens, Greece

       Re: C3is Inc.
           Registration Statement on Form F-1
           Filed September 3, 2025
           File No. 333-290011
Dear Nina Pyndiah:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 11, 2025 letter.

Registration Statement on Form F-1 filed September 3, 2025
General

1. We note your response to prior comment one. Please revise to disclose the information contained in your supplemental response. In addition, your revised disclosure on the cover page and in the summary and risk factor section should clarify, if true:

             That the formulas disclosed apply in the case of both cash and cashless exercise of the Warrants;
             That the cashless exercise option produces nearly the same net economic result for the holder as a cash exercise; however, investors will receive fewer net
           Common Shares upon a cashless exercise; and, September 22, 2025
Page 2

             That these adjustment provisions could result in (1) the number of Common
           Shares issuable upon exercise of the Class D Warrants increasing to five times the number of shares for which they were originally exercisable for at the closing of the offering, and (2) the number of Common Shares issuable upon exercise of the
           Class E Warrants increasing to a number of shares equal to four times the number of Common Shares purchased by the investors as part of the Units at the closing of the offering, in each case assuming that the Adjustment Price equals such Floor
           Price and that the public offering price equals the Nasdaq official closing price immediately preceding the pricing of the offering.
2. We note your response to prior comment one, indicating that the Warrants you are registering include a standard cashless exercise provision. However, your outstanding
      Class B-1 and Class C-1 Warrants are disclosed to provide for "an alternative cashless exercise for no consideration." The term "cashless exercise" is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holding would otherwise pay to a exercise the warrants. In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. With respect to the outstanding Class B-1 and Class C-1 Warrants, please clarify whether these warrants contain standard cashless exercise provisions as generally understood.
3. Revise to expand your dilution disclosures in the prospectus to provide illustrative calculations to show dilution under various scenarios, including as the price falls.
      Your revised disclosure should present your calculations and accompanying narrative disclosure so that investors can easily understand.
       Please contact Liz Packebusch at 202-551-8749 or Daniel Morris at 202-551-3314
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Finnbarr Murphy